Exhibit 12.1

Computation of Ratio Earnings to Fixed Charges

For the three months ended March 31, 2011, the years ended December 31, 2010, 2009, 2008 and 2007 and the Periods from May 24, 2006 to December 31, 2006 and January 1, 2006 to May 23, 2006

	Successor								Predecessor
	Three Months Ended March 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007		May 24- December 31, 2006		January 1- May 23, 2006
(IN MILLIONS)
Fixed Charges
Interest expense	$136	$660	$656	$639	$648		$372		$48
Interest capitalized	—	—	1	2	—		—		—
Appropriate portion of rental expense representative of the interest factor	9	32	36	36	37		27		17

Total fixed charges	$145	$692	$693	$677	$685		$399		$65

Earnings

(Loss)/income from continuing operations before income taxes and equity in net (loss)/income of affiliates	(308)	102	(600)	(184)	(280)		(398)		2
Fixed charges per above	145	692	693	677	685		399		65
Amortization of capitalized interest	—	—	1	2	1		1		1
Dividends received from affiliates	4	11	11	11	8		4		8
Income attributable to noncontrolling interests	1	2	2	—	—		—		—
Interest capitalized		—	(1)	(2)	—		—		—

Total earnings	$(158)	$807	$106	$504	$414		$6		$76

Ratio of earnings to fixed charges	(a )	1.2	(a )	(a )	(a	)	(a	)	1.2

(a)	Earnings for the three months ended March 31, 2011, the years ended December 31, 2009, 2008 and 2007 and for the Successor period of May 24, 2006 to December 31, 2006 were inadequate to cover fixed charges by $303 million, $587 million, $173 million, $271 million and $393 million, respectively.